TransAlta Announces US$500 Million of Senior Notes due 2018

CALGARY, Alberta (May 6, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has priced an offering of US$500 million of 6.65 per cent senior notes due in 2018.  The senior notes were priced at 99.724 per cent for yield to maturity of 6.688 per cent. The notes have been rated Baa2 (stable) by Moody’s Investor Service and BBB (stable) by Standard & Poor’s Rating Services, a division of McGraw-Hill, Inc.  The net proceeds from the offering will be used for debt repayment, financing of TransAlta’s long-term investment plan and for general corporate purposes.

Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. acted as joint book-running managers for the offering.  Copies of the final prospectus relating to the notes offering may be obtained from Citigroup Global Markets Inc. and from HSBC Securities (USA) Inc. by calling 1-877-858-5407 or 1-212-525-3456, respectively.

The final prospectus will also be filed on SEDAR and EDGAR.

The offering of the notes was made pursuant to TransAlta’s US$1 billion base shelf registration that was effective Oct. 16, 2006.

TransAlta is a power generation and wholesale marketing company operating energy assets in Canada, the United States, Mexico and Australia, including coal-fired, gas-fired, hydro and renewable facilities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Vice President, Communications &

Phone:  (403) 267-7330

 Investor Relations

Email:

Michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  investor_relations@transalta.com

Jess Nieukerk

Senior Analyst, Investor Relations

Phone:  (403) 267-3607